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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 8)



                         GROUND ROUND RESTAURANTS, INC.
                         ------------------------------
                                (Name of Issuer)


 COMMON STOCK, PAR VALUE $.16-2/3                         460200-10-8
             PER SHARE
 -------------------------------                        -------------
 (Title of class of securities)                         (CUSIP number)


          GEORGE H. MACLEAN, SENIOR VICE PRESIDENT AND GENERAL COUNSEL,
                           USI AMERICAN HOLDINGS, INC.
         101 WOOD AVENUE SOUTH, ISELIN, NEW JERSEY 08830 (908) 767-0700
  -------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)


                                  JUNE 3, 1997
                                  ------------
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



Check the following box if a fee is being paid with the statement [_].



(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                          Continued on Following Pages
                                Page 1 of 7 Pages


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


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CUSIP No. 460200-10-8                                                              13D                              Page 2of 7
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

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        1            NAME OF REPORTING PERSON:                                      U.S. INDUSTRIES, INC.

                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
        2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                          (B) [_]
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        3            SEC USE ONLY

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        4            SOURCE OF FUNDS:                                               NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------------------
        5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                 [_]
                     PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
        6            CITIZENSHIP OR PLACE OF                                        DELAWARE
                     ORGANIZATION:

------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                  7       SOLE VOTING POWER:                                    0
             SHARES
                                 ---------------------------------------------------------------------------------------------------
          BENEFICIALLY                8       SHARED VOTING POWER:                                  3,092,100
            OWNED BY
                                 ---------------------------------------------------------------------------------------------------
              EACH                    9       SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                 ---------------------------------------------------------------------------------------------------
          PERSON WITH                 10      SHARED DISPOSITIVE POWER:                             3,092,100

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        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                         3,092,100
                     REPORTING PERSON:

------------------------------------------------------------------------------------------------------------------------------------
        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                   [_]
                     CERTAIN SHARES:

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        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                               27.7%

------------------------------------------------------------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON:                                      CO

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


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CUSIP No. 460200-10-8                                                              13D                              Page 3 of 7
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


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        1            NAME OF REPORTING PERSON:                                      USI AMERICAN HOLDINGS, INC.

                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
        2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                          (B) [_]
------------------------------------------------------------------------------------------------------------------------------------
        3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
        4            SOURCE OF FUNDS:                         NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------------------
        5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                 [_]
                     PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
        6            CITIZENSHIP OR PLACE OF                                        DELAWARE
                     ORGANIZATION:

------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                  7       SOLE VOTING POWER:                                    0
             SHARES
                                 ---------------------------------------------------------------------------------------------------
          BENEFICIALLY                8       SHARED VOTING POWER:                                  3,092,100
            OWNED BY
                                 ---------------------------------------------------------------------------------------------------
              EACH                    9       SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                 ---------------------------------------------------------------------------------------------------
          PERSON WITH                 10      SHARED DISPOSITIVE POWER:                             3,092,100

------------------------------------------------------------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                         3,092,100
                     REPORTING PERSON:

------------------------------------------------------------------------------------------------------------------------------------
        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                   [_]
                     CERTAIN SHARES:

------------------------------------------------------------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 27.7%

------------------------------------------------------------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON:                                      CO

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


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CUSIP No. 460200-10-8                                                               13D                             Page 4 of 7
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

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        1            NAME OF REPORTING PERSON:                                      JACUZZI INC.

                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
        2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                          (B) [_]
------------------------------------------------------------------------------------------------------------------------------------
        3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
        4            SOURCE OF FUNDS:                         NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------------------
        5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                 [_]
                     PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
        6            CITIZENSHIP OR PLACE OF                                        DELAWARE
                     ORGANIZATION:

------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                  7       SOLE VOTING POWER:                                    0
             SHARES
                                 ---------------------------------------------------------------------------------------------------
          BENEFICIALLY                8       SHARED VOTING POWER:                                  3,092,100
            OWNED BY
                                 ---------------------------------------------------------------------------------------------------
              EACH                    9       SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                 ---------------------------------------------------------------------------------------------------
          PERSON WITH                 10      SHARED DISPOSITIVE POWER:                             3,092,100

------------------------------------------------------------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                         3,092,100
                     REPORTING PERSON:

------------------------------------------------------------------------------------------------------------------------------------
        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                   [_]
                     CERTAIN SHARES:

------------------------------------------------------------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              27.7%

------------------------------------------------------------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON:                                      CO

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



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CUSIP No. 460200-10-8                                                              13D                              Page 5 of 7
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

------------------------------------------------------------------------------------------------------------------------------------
        1            NAME OF REPORTING PERSON:                                      JUSI HOLDINGS, INC.

                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
        2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                          (B) [_]
------------------------------------------------------------------------------------------------------------------------------------
        3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
        4            SOURCE OF FUNDS:                         NOT APPLICABLE

------------------------------------------------------------------------------------------------------------------------------------
        5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                  [_]
                     PURSUANT TO ITEM 2(d) OR 2(e):
------------------------------------------------------------------------------------------------------------------------------------
        6            CITIZENSHIP OR PLACE OF                                        DELAWARE
                     ORGANIZATION:

------------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                  7       SOLE VOTING POWER:                                    0
             SHARES
                                 ---------------------------------------------------------------------------------------------------
          BENEFICIALLY                8       SHARED VOTING POWER:                                  3,092,100
            OWNED BY
                                 ---------------------------------------------------------------------------------------------------
              EACH                    9       SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                 ---------------------------------------------------------------------------------------------------
          PERSON WITH                 10      SHARED DISPOSITIVE POWER:                             3,092,100

------------------------------------------------------------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                         3,092,100
                     REPORTING PERSON:

------------------------------------------------------------------------------------------------------------------------------------
        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                   [_]
                     CERTAIN SHARES:

------------------------------------------------------------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                     27.7%

------------------------------------------------------------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON:                                      CO

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

                  This Statement amends the Statement on Schedule 13D (as previously amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by U.S. Industries, Inc. ("USI"), USI American Holdings, Inc. ("USIAH"), Jacuzzi Inc. ("Jacuzzi") and JUSI Holdings, Inc. ("JUSI") (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock") of Ground Round Restaurants, Inc., a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  On June 3, 1997, JUSI sold 540,000 shares of the
Common Stock for $1.25 per share in negotiated transactions effected on NASDAQ. As a result of such transactions, on the date hereof the Beneficial Owners were the beneficial owners of 3,092,100 shares of the Common Stock, representing approximately 27.7% of the outstanding shares of the Common Stock (based on 11,173,420 shares of the Common Stock reported outstanding in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997).





                                     6 of 7

                                   SIGNATURES
                                   ----------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 1997


                                              U.S. INDUSTRIES, INC.
                                              USI AMERICAN HOLDINGS, INC.
                                              JACUZZI INC.
                                              JUSI HOLDINGS, INC.



                                              By:  /s/ George H. MacLean
                                                   ---------------------
                                                Name: George H. MacLean
                                                Title:Senior Vice President


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